Free Writing Prospectus (To the Prospectus dated February 10, 2009, the Prospectus Supplement dated February 10, 2009 and Index Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 August 25, 2009

$

Knock-Out Buffered Notes Linked to a Basket

Consisting of the Hang Seng China Enterprises Index, the Korea Composite Stock

Price Index 200, the MSCI Taiwan IndexSM, the Hang Seng Index and the MSCI

Singapore IndexSM due March 3, 2011

Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek at maturity the appreciation of a basket comprised of the following equity indices: The Hang Seng China Enterprises Index, the Korea Composite Stock Price Index 200, the MSCI Taiwan IndexSM, the Hang Seng Index and the MSCI Singapore IndexSM.

•	Investors should be willing to forgo interest and dividend payments and be willing to lose some or all of their principal.

•	Senior unsecured obligations of Barclays Bank PLC maturing March 3, 2011†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about August 28, 2009 (the “pricing date”) and are expected to issue on or about September 2, 2009 (the “issue date”).

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	A basket comprised of five equity indices (each a “basket component”, and together, the “basket components”), weighted as indicated:

Basket Components	Weighting	Bloomberg Ticker
Hang Seng China Enterprises Index	34.00%	HSCEI <index>
The Korea Composite Stock Price Index 200	23.00%	KOSPI2<index>
MSCI Taiwan IndexSM	20.00%	TWY<index>
Hang Seng Index	15.00%	HSI <index>
MSCI Singapore IndexSM	8.00%	SGY <index>

Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the observation period, the Index Closing Level (as defined below) has decreased, as compared to the Index Initial Level by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	28.50%

Contingent Minimum Return:	0%

Observation Period:	The period commencing on, and excluding, the pricing date to and including the final valuation date.

Payment at Maturity:

The amount you will receive at maturity is based on the basket return, which in turn is based on the performance of the basket components. At maturity, your payment per $1,000 principal amount of Notes will be calculated as follows:

If a Knock-Out Event has occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Basket Return)

If a Knock-Out Event has occurred and if the basket return is less than or equal to 0%, you will lose some or all of your investment. You will lose your entire investment if the basket return is
-100%.

If a Knock-Out Event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the reference asset, subject to the Contingent Minimum Return of 0%. Under these circumstances, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Index Return, and (ii) the Contingent Minimum Return.

Basket Return:	The performance of the basket from the initial basket level to the final basket level, calculated as follows: Final Basket Level – Initial Basket Level Initial Basket Level

Initial Basket Level:	Set equal to 100 on the pricing date.

Final Basket Level:

On the final valuation date, the final basket level will be calculated as follows:

100 x [1 + (HSCEI return * 34%) + (KOSPI2 return * 23%) + (TWY return * 20%) + (HSI return * 15%) + (SGY return * 8%)]

The returns set forth in the formula above reflect the performance of each basket component, expressed as a percentage (which may be positive or negative), from the closing level of that basket component on the pricing date to the closing level of that basket component on the final valuation date, calculated as follows:

Index Final Level – Index Initial Level

Index Initial Level

Index Initial Level:	For each basket component, the closing level as determined by the calculation agent on the pricing date.

Index Final Level:	For each basket component, the closing level as determined by the calculation agent on the final valuation date.

Index Closing Level:	With respect to each basket component, the closing level on any scheduled trading day during the observation period of such basket component as determined by the calculation agent.

Final Valuation Date:	February 28, 2011†

Maturity Date:	March 3, 2011†

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06739JTJ2 and US06739JTJ24

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement, and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately     %, is     %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated February 10, 2009, the index supplement dated February 10, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, index supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 and the index supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

•	Index supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023313/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below assume an Initial Basket Level of 100, a Knock-Out Buffer Amount of 28.50% and a contingent minimum return on the Notes of 0.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.

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Basket Return	Knock-Out Event has Not Occurred	Knock-Out Event has Occurred
100.00%	100.00%	100.00%
90.00%	90.00%	90.00%
80.00%	80.00%	80.00%
70.00%	70.00%	70.00%
60.00%	60.00%	60.00%
50.00%	50.00%	50.00%
40.00%	40.00%	40.00%
30.00%	30.00%	30.00%
20.00%	20.00%	20.00%
15.00%	15.00%	15.00%
10.00%	10.00%	10.00%
5.00%	5.00%	5.00%
0.00%	0.00%	0.00%
-5.00%	0.00%	-5.00%
-10.00%	0.00%	-10.00%
-20.00%	0.00%	-20.00%
-28.50%	0.00%	-28.50%
-30.00%	N/A	-30.00%
-40.00%	N/A	-40.00%
-50.00%	N/A	-50.00%
-60.00%	N/A	-60.00%
-70.00%	N/A	-70.00%
-80.00%	N/A	-80.00%
-90.00%	N/A	-90.00%
-100.00%	N/A	-100.00%

[1]	Index Closing Level has not declined by more than 28.50% on any trading day during the observation period.
[2]	Index Closing Level has declined by more than 28.50% on any trading day during the observation period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the reference asset decreases from the Initial Basket Level of 100.00 to a Final Basket Level of 85.00. Because a Knock-Out Event has not occurred and the basket return of -15.00% is less than the contingent minimum return of 0.00%, the investor benefits from the contingent minimum return and receives a payment at maturity of $1,000.00 per $1,000 principal amount Note.

Example 2: A Knock-Out Event has not occurred, and the level of the reference asset increases from the Initial Basket Level of 100.00 to a Final Basket Level of 110.00. Because a Knock-Out Event has not occurred the basket return of 10.00% is greater than the contingent minimum return of 0.00%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

Example 3: A Knock-Out Event has occurred, and the level of the reference asset decreases from the Initial Basket Level of 100.00 to a Final Basket Level of 90.00. Even though the basket return represents a decline from the Initial Basket Level that is less than the Knock-Out Buffer Amount, since a Knock-Out Event has occurred, and the basket return is -10.00%, the investor is exposed to the performance of the reference asset and receives a payment at maturity of $900.00 per $1,000.00 principal amount Note, calculated as follows:

$1,000 + ($1,000 × -10.00%) = $900.00

Example 4: A Knock-Out Event has occurred, and the level of the reference asset increases from the Initial Basket Level of 100.00 to a Final Basket Level of 115.00. Because a Knock-Out Event has occurred, your principal is at risk. However, the basket return is 15.00% and therefore, the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × 15.00%) = $1,150.00

Selected Purchase Considerations

•

Appreciation Potential—The Notes provide the opportunity to participate in the appreciation of the reference asset at maturity. If the Final Basket Level is greater than the Initial Basket Level, in addition to the principal amount, you will receive at maturity an amount reflecting a return on the Notes equal to the basket return. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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•

Limited Protection Against Loss—If a Knock-Out Event has occurred and the Final Basket Level is less than the Initial Basket Level, you will lose 1% of the principal amount of your investment for every 1% decrease in the Final Basket Level as compared to the Initial Basket Level. If a Knock-Out Event has occurred and the basket return is -100.00%, you will lose your entire investment.

•

Diversification Among the Basket Components—The return on the Notes is linked to a weighted basket consisting of five indices—The Hang Seng China Enterprises Index, the Korea Composite Stock Price Index 200, the MSCI Taiwan IndexSM, the Hang Seng Index and the MSCI Singapore IndexSM. For additional information about each Index, see the information set forth under “Non-Proprietary Indices—Equity Indices—The Hang Seng China Enterprises Index”, “Non-Proprietary Indices—Equity Indices—KOSPI 200”, “Non-Proprietary Indices—Equity Indices—the MSCI Taiwan IndexSM”, “Non-Proprietary Indices—Equity Indices—MSCI Singapore IndexSM” and “Non-Proprietary Indices—Equity Indices—the Hang Seng Index ” in the index supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holder subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the basket. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.

For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus. You should further consult your tax advisor as to the possible alternative treatments in respect of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components or any of the stocks of the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement.

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the reference asset and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the basket return is positive or negative. If the Index Closing Level has declined, as compared to the Index Initial Level, by more than the Knock-Out Buffer Amount of 28.50% at any time during the observation period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount will terminate. IF A KNOCK-OUT EVENT OCCURS, YOUR INVESTMENT WILL BE FULLY EXPOSED TO ANY DECLINE IN THE FINAL BASKET LEVEL AS COMPARED TO THE INITIAL BASKET LEVEL AND YOU MAY LOSE UP TO 100.00% OF YOUR INVESTMENT.

•

Your Protection May Terminate At Any Time During The Term Of The Notes—If the Index Closing Level at any time during the observation period declines from the Index Initial Level by more than the Knock-Out Buffer Amount of 28.50%, you will at maturity be fully exposed to any decline in the level of the reference asset. We refer to this feature as a contingent buffer. Under these circumstances, if the Final Basket Level is less than the Initial Basket Level, you will lose 1% of the

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principal amount of your investment for every 1% decrease in the Final Basket Level as compared to the Initial Basket Level. You will be subject to this potential loss of principal even if the level of reference asset subsequently increases such that the Index Closing Level is less than the Index Initial Level by not more than the Knock-Out Buffer Amount of 28.50%, or is equal to or greater than the Index Initial Level. As a result, you may lose some or all of your investment. Your return on the Notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by Barclays Bank PLC or any other issuer with a similar credit rating.

•

Your Ability To Receive The Contingent Minimum Return May Terminate At Any Time During The Term Of The Notes—If the Index Closing Level at any time during the observation period declines from the Index Initial Level by more than the Knock-Out Buffer Amount of 28.50%, you will not be entitled to receive the protection provided by the contingent minimum return on the Notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the reference asset.

•

Risks Associated With Foreign Securities Markets—Because stocks or companies included in the basket components are publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the Notes involve particular risks. For example, the foreign securities markets may be more volatile than the United States securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies. Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•

Risks Associated With Emerging Markets—An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations, such as China, Korea and Taiwan, are undergoing rapid institutional change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

•

Changes In The Values Of The Basket Components May Offset Each Other—Movements in the levels of the basket components may not correlate with each other. At a time when the level of one or more of the basket component increases, the level of the other basket components may not increase as much or may even decline. Therefore, in calculating the basket return, increases in the level of one or more of the basket components may be moderated, or more than offset, by lesser increases or declines in the level of the other basket components. This affect is further amplified by the differing weights of the basket components. More heavily weighted basket components will have a larger impact than basket components with lesser weightings.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the basket components would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

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•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the basket components are denominated, although any currency fluctuations could affect the performance of the basket components. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the basket components;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the basket components;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the U.S. Dollar and the currency in which the stocks composing the basket components are denominated; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

The Hang Seng Index is a free float-adjusted market capitalization weighted stock market index. The MSCI Singapore IndexSM is designed to measure the market performance of equity securities in Singapore. The MSCI Taiwan IndexSM is designed to measure the market performance of equity securities in Taiwan. The Hang Seng China Enterprises Index was launched to track the performance of all the Hong Kong listed H-shares of Chinese enterprises. The Korea Composite Stock Price Index 200 is a market capitalization-weighted index of 200 Korean blue-chip stocks.

The information on the basket components in this pricing supplement should be read together with the information set forth under “Non-Proprietary Indices—Equity Indices—The Hang Seng China Enterprises Index”, “Non-Proprietary Indices—Equity Indices—KOSPI 200”, “Non-Proprietary Indices—Equity Indices—the MSCI Taiwan Index SM”, “Non-Proprietary Indices—Equity Indices—MSCI Singapore IndexSM” and “Non-Proprietary Indices—Equity Indices—The Hang Seng Index” in the index supplement.

Historical Information

The following graphs set forth the historical performance of the basket components based on the daily closing levels from January 7, 2002 through August 21, 2009. As of August 21, 2009, the closing level of the Hang Seng China Enterprises Index was 11464.73, the closing level of the Korea Composite Stock Price Index 200 was 206.26, the closing level of the MSCI Taiwan IndexSM was 242.79, the closing level of the Hang Seng Index was 20199.02 and the closing level of the MSCI Singapore IndexSM was 306.31.

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We obtained the basket component closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the basket component closing levels on the final valuation date. We cannot give you assurance that the performance of the basket components will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $12.50 per $1,000 principal amount Note.

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